Exhibit 99.2

Sundance Energy Australia Limited

32 Beulah Road, Norwood. South Australia. 5067       ACN 112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766   www.sundanceenergy.com.au

Activities Report for the Quarter Ended 31 March 2014

Highlights

Operating Results

•                  Average daily production for the quarter increased to 4,723 BOE, net of royalties, up 285 percent from the comparable quarter in 2013.

•                  Excluding production for the Phoenix prospect sold in December 2013 (640 BOEPD), Sundance’s average daily production for the current quarter increased by 713 BOEPD (18 percent) compared to the immediately preceding quarter.

•                  Production from Sundance-operated wells accounted for 91 percent of production for the quarter, up from 66 percent for the comparable quarter in 2013.

•                  Revenue increased to $30.1 million, up 247 percent from the comparable quarter in the prior year.

•                  Oil sales averaged $94.46 per barrel and natural gas sales averaged $5.37 per mcf, net of transportation and marketing fees.

•                  Increased Adjusted EBITDAX and Adjusted EBITDAX Margin to $20.7 million and 69 percent for the quarter ended 31 March 2014; up $16.6 million (406 percent) and 22 percentage points from the comparable quarter in 2013.

Exploration & Development

•                  Announced material uplift in Sundance’s 31 December 2013 Proved PV10 to $337 million, up $157 million (88 percent), as compared to its 1P Reserves as at 30 June 2013. PV10 of 2P Reserves increased $143 million (43 percent) to $476 million.

•                  Subsequent to the quarter-end, Sundance completed the acquisition of approximately 4,800 net acres plus an additional 900 net acres of direct leases bringing the total net acres to approximately 14,000 in the Eagle Ford.

•                  Sundance brought 14 gross (7.2 net) wells into production during the quarter including 4 gross (4.0 net) vertical wells in the DJ Basin and 3 gross (2.7 net) Sundance-operated horizontal wells. The horizontal wells were completed in late March so had minimal impact on production for the quarter.

•                  The transition to pad drilling in late 2013 resulted in a significant increase in the number of wells in progress. An additional 39 gross (25.0 net) wells were drilling, being prepared for fracture stimulation or testing at quarter-end.

Corporate Developments & Liquidity

•                  Completed a capital raise of approximately A$80 million from the placement of 84.2 million ordinary shares at A$0.95 per share.

•                  Added to S&P/ASX All Australian 200 Index in March 2014.

•                  Ended the quarter with $73.7 million of cash and total debt outstanding of $30 million.

All amounts shown in this report are unaudited.

Operating Results

		Three Months Ended
Unaudited	Units	31 March 2014	31 March 2013
Production Summary, net of Royalties
Oil Production	bbls	278,291	85,831
Natural Gas Production, excluding flare	mcf	352,593	115,965
NGL Production	bbls	51,584	5,288
Total Production	boe	388,641	110,447
Average Daily Production, excluding flare	boepd	4,318	1,227
Sales Revenue, net of Royalties
Oil Sales	US$000s	26,288	7,993
Natural Gas Sales	US$000s	1,895	490
NGL Sales	US$000s	1,966	202
Total Sales Revenue	US$000s	30,149	8,685
Realised Product Pricing
Oil	US$/bbl	94.46	93.13
Effect of Hedging	US$/bbl	(0.53)	0.69
Net Oil	US$/bbl	93.93	93.82
Natural Gas	US$/mcf	5.37	4.23
Effect of Hedging	US$/mcf	(0.22)	0.04
Net Natural Gas	US$/mcf	5.15	4.27
NGL	US$/bbl	38.11	38.20

NOTE: Production & Revenue figures are presented net of royalties.

For the quarter ended 31 March 2014, the Company achieved average daily production of 4,723 BOE, which includes 405 Boe/d of flared gas from wells waiting on hook-up to pipelines.

Excluding flared gas, Sundance produced a daily average of approximately 4,318 BOE, up 252 percent from the comparable average daily production of 1,227 BOE in the prior year quarter.

Oil and natural gas sales revenue of $30.1 million represents an increase of $21.5 million (247 percent) compared to the first quarter in 2013.

The slight decline in revenue and production for the quarter ended 31 March 2013 as compared to the immediately preceding quarter is due to the sale of the Phoenix prospect in December 2013.

All amounts shown in this report are unaudited.

Operating Results (continued)

The favorable revenue increase of $21.5 million was primarily the result of production related to the positive results from the Company’s multi-rig drilling program in 2013 and 2014.  Increased production was the primary driver (approximately $20.7 million) of the $21.5 million revenue increase.  In addition, the Company’s oil and natural gas realised pricing as compared to the first quarter in 2013 increased, which related to the remaining revenue increase of $0.8 million.  For the current quarter, the Company realised $94.46 per bbl (slightly higher compared to the same quarter in 2013) of oil and $5.37 per mcf (27 percent increase compared to the same quarter in 2013) of natural gas, net of transportation and marketing fees.

The Company’s net operating activity for the quarter ended 31 March 2014 was $20.7 million, compared to $3.8 million for the comparable quarter in 2013.

	Three Months Ended
Unaudited (US$000s)	31 March 2014	31 March 2013
Operating Activity
Sales Revenue, net of Royalties	$30,149	$8,685
Lease Operating Expenses (LOE)	(3,802)	(1,166)
Production Taxes	(1,626)	(713)
General and Administrative	(4,011)	(3,044)
Net Operating Activity	$20,710	$3,762
LOE/boe:	$9.78	$10.56
Production taxes as a % of revenue	5.4%	8.2%
G&A/boe:	$10.32	$27.56
Adjusted EBITDAX	$20,720	$4,097
Adjusted EBITDAX Margin	68.7%	47.2%

Lease operating expenses (LOE)

In early 2014 the Company implemented several changes in its field operations and has begun to realise improvements in its lease operating costs per barrel as a result.  LOE per barrel decreased by $0.78 (7 percent) to $9.78 for the quarter ended 31 March 2014, as compared to $10.56 for the same period in 2013.

Production tax expense

As a result of the Company’s continued production shift out of North Dakota (a higher production tax rate jurisdiction) and into Texas and Oklahoma (lower production tax rate jurisdictions), its average production tax expenses as a percentage of revenue has decreased 2.8 percentage points from 8.2 percent in 2013 to 5.4 percent for the quarter ended 31 March 2014.

General and administrative costs (G&A)

As the Company begins to realise economies of scale as a result of production growth from its multi-rig drilling program, G&A per barrel decreased by $17.24 (63 percent) to $10.32 for the quarter ended 31 March 2014 as compared to the same period in 2013.

All amounts shown in this report are unaudited.

Operating Results (continued)

The Company’s topline revenue growth and improvement in operating expenses in the first quarter of 2014 translated to growth in Adjusted EBITDAX, with the Company generating $20.7 million in Adjusted EBITDAX, or 69 percent of revenue, compared to $4.1 million, or 47% of revenue, from the same period in 2013.

The Company utilises derivative contracts to manage and protect against commodity price risk.  As at 31 March 2014, the following derivative contracts were in place:

	Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
1H2014	81,000	$95.10	$100.36	150,000	$4.25	$4.42
2H2014	141,000	$91.69	$99.88	300,000	$4.25	$4.42
2015	120,000	$82.83	$97.27	240,000	$4.14	$4.14

Exploration & Development

The Company’s exploration and development activities are focused in the Eagle Ford formation (Texas), the Mississippian/Woodford formations in the Greater Anadarko Basin (Oklahoma) and, the Wattenberg formation in the Denver-Julesburg (DJ) Basin (Colorado and Wyoming).  Costs incurred for exploration, development and production expenditures in the quarter totaled $76.1 million, a decrease of $117.7 million (61 percent) over the same period in the prior year.  Excluding the acquisition of properties, related to the purchase of Texon, costs incurred for exploration, development and production expenditures increased $60.1 million (389 percent).  This investment resulted in the addition of 14 gross (7.2 net) producing wells with an additional 39 gross (25.0 net) wells in progress as at 31 March 2014.  As at 31 March 2014, Sundance owned working interests in 225 gross (105.7 net) producing wells.  New wells brought in to production in the Eagle Ford formation were limited in the quarter due to the switch to pad drilling late in the fourth quarter of 2013.

All amounts shown in this report are unaudited.

Exploration & Development (continued)

The Company’s development activities for the quarter ended 31 March 2014 are summarised below:

GROSS WELLS	PRODUCING				IN PROGRESS
							Fraccing/
						Waiting on	Production
	31-Dec-13	New	Sold	31-Mar-14	Drilling	Frac	Testing	Total
Choke Canyon	23	2	—	25	3	10	4	17
Eagle Ford	23	2	—	25	3	10	4	17
S. Goltry	1	—	(1)	—	—	—	—	—
Mulhall	25	8	—	33	2	7	3	12
Other	1	—	—	1	—	—	—	—
Anadarko Basin	27	8	(1)	34	2	7	3	12
Wattenberg	83	4	(1)	86	—	—	—	—
Niobrara	9	—	—	9	1	1	8	10
DJ Basin	92	4	(1)	95	1	1	8	10
Phoenix	—	—	—	—	—	—	—	—
Goliath	71	—	—	71	—	—	—	—
Manitou	—	—	—	—	—	—	—	—
Williston Basin	71	—	—	71	—	—	—	—
Total	213	14	(2)	225	6	18	15	39

NET WELLS	PRODUCING				IN PROGRESS
							Fraccing/
						Waiting on	Production
	31-Dec-13	New	Sold	31-Mar-14	Drilling	Frac	Testing	Total
Choke Canyon	19.9	1.7	—	21.5	2.0	9.5	2.0	13.5
Eagle Ford	19.9	1.7	—	21.5	2.0	9.5	2.0	13.5
S. Goltry	0.9	—	(0.9)	0.0	—	—	—	—
Mulhall	11.8	1.5	—	13.3	1.7	3.7	2.8	8.2
Other	0.1	—	—	0.1	—	—	—	—
Anadarko Basin	12.8	1.5	(0.9)	13.4	1.7	3.7	2.8	8.2
Wattenberg	63.8	4.0	(0.5)	67.3	—	—	—	—
Niobrara	1.5	—	—	1.5	0.2	0.0	3.1	3.3
DJ Basin	65.3	4.0	(0.5)	68.8	0.2	0.0	3.1	3.3
Phoenix	—	—	—	—	—	—	—	—
Goliath	1.9	—	—	1.9	—	—	—	—
Manitou	—	—	—	—	—	—	—	—
Williston Basin	1.9	—	—	1.9	—	—	—	—
Total	99.9	7.2	(1.4)	105.7	3.8	13.3	7.9	25.0

	Three Months Ended
Unaudited (US$000s)	31 March 2014	31 March 2013
Capital Expenditures
Exploration & evaluation	3,416	2,069
Development & production	72,702	13,488
Total capital expenditures (1)	76,118	15,558

(1) Represents total costs incurred, not cash paid, for capital expenditures during the quarter.  Amounts exclude costs incurred from acquisitions.

All amounts shown in this report are unaudited.

Exploration & Development (continued)

During the quarter, the Company announced a material uplift in its Proved PV10 to $337 million as at 31 December 2013, up $157 million (88 percent), and Proved Reserves to 20.7 mmboe, up 9.5 mmboe (85 percent) as compared to the Company’s Proved PV10 and Reserves as at 30 June 2013.  The Company’s PV10 of 2P Reserves increased to $476 million, up $143 million (43 percent), and 2P Reserves increased to 34.6 mmboe as compared to 2P PV10 of Reserves as at 30 June 2013.

Eagle Ford

During the quarter, the Company completed 2 gross (1.7 net) Eagle Ford wells.  Both the Shannon EFS 2H and 3H wells (SEA 85% WI) were Sundance-operated and each had gross initial 24-hour production rates of approximately 1,660 boe.  As at 31 March 2014, the Company had 17 gross (13.5 net) wells drilling, waiting on completion, fraccing or production testing.  New wells brought in to production in the Eagle Ford formation were limited in the quarter due to the switch to pad drilling late in the fourth quarter of 2013.

Subsequent to quarter-end, the Company completed the acquisition of approximately 4,800 net acres (which represents approximately 50 gross drilling locations) adjacent to its existing acreage position in McMullen County, Texas.  This acquisition and an additional 900 net acre direct lease increased Sundance’s total position to approximately 14,000 net acres in the Eagle Ford formation.

Greater Anadarko Basin

During the quarter, 8 gross (1.5 net) Mississippian and Woodford wells had initial production; of which 1 gross (1.0 net) were Sundance-operated.  The Sundance-operated Frick 16-4-13-1HW had initial 24-hour production of 334 boe.  As at 31 March 2014, Sundance had 12 gross (8.2 net) wells waiting on completion, fraccing or production testing.

Denver-Julesburg Basin

During the quarter, 4 gross (4.0 net) DJ wells had initial production; all of which were Sundance-operated.  As at 31 March 2014, the Company had 10 gross (3.3 net) DJ wells in progress.

Williston Basin

At quarter-end, the Company’s Goliath prospect was its only remaining Bakken asset.  As previously communicated, the Williston Basin is no longer a core focus area for the Company and is expected to be divested at some point within the year. The Company did not participate in the drilling of any Williston basin wells during the quarter.

All amounts shown in this report are unaudited.

Liquidity

As at 31 March 2014, the Company had approximately $73.7 million of cash and cash equivalents.  The Company’s outstanding debt remained unchanged.  As at 31 March 2014, the Company had $30.0 million outstanding under its credit facilities, with an additional $33.0 million of undrawn borrowing capacity. The current borrowing base was set in March 2013 based on the Company’s Proved Reserves as at 31 December 2012.  As at the date of this report, the Company was finalising a re-determination of its borrowing base with Wells Fargo.  The borrowing base, which is primarily determined by Proved Reserves, is expected to increase significantly.

Yours sincerely,
Sundance Energy Australia Limited

Eric McCrady
CEO and Managing Director

For further advice on this release, please contact:

United States	Australia
Eric McCrady	Mike Hannell
CEO and Managing Director	Chairman
Tel: 303-543-5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Ltd (ASX: SEA) is an Adelaide-based, independent energy exploration Company, with a wholly owned US subsidiary, Sundance Energy, Inc., located in Colorado, USA. The Company is developing projects in the US where it is primarily focused on large, repeatable resource plays where it develops and produces oil and natural gas reserves from unconventional formations.

A comprehensive overview of the Company can be found on the Company’s website at www.sundanceenergy.com.au.

All amounts shown in this report are unaudited.

Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 01/07/96  Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	31 March 2014

Consolidated statement of cash flows

			Current quarter US$’000	Year to date (3 months) US$’000
Cash flows related to operating activities
1.1		Receipts from product sales and related debtors	30,441	30,441

1.2	Payments	(a) exploration & evaluation	(3,487)	(3,487)
		(b) development	(78,332)	(78,332)
		(c) production	(5,994)	(5,994)
		(d) administration	(3,565)	(3,565)

1.3		Dividends received	—	—
1.4		Interest and other items of a similar nature received	—	—
1.5		Interest and other costs of finance paid	(431)	(431)
1.6		Income taxes paid	(12,520)	(12,520)
1.7		Other (derivatives)	(225)	(225)

		Net Operating Cash Flows	(74,113)	(74,113)

		Cash flows related to investing activities
1.8		Payment for purchases of: (a) prospects (1)	—
		(b) equity investments	—	—
		(c) other fixed assets	(371)	(371)
1.9		Proceeds from sale of: (a) prospects
		(b) equity investments	—	—
		(c) other fixed assets	107	107
1.10		Loans to other entities	—	—
1.11		Loans repaid by other entities	—	—
1.12		Other (changes in escrow)	(101)	(101)

		Net investing cash flows	(365)	(365)
1.13		Total operating and investing cash flows (carried forward)	(74,478)	(74,478)
1.13		Total operating and investing cash flows (brought forward)	(74,478)	(74,478)

		Cash flows related to financing activities
1.14		Proceeds from issues of shares, options, etc.	51,382	51,382
1.15		Proceeds from sale of forfeited shares	—	—
1.16		Proceeds from borrowings	15,000	15,000
1.17		Repayment of borrowings	(15,000)	(15,000)
1.18		Dividends paid	—	—
1.19		Other	—	—

		Net financing cash flows	51,382	51,382

		Net increase (decrease) in cash held	(23,096)	(23,096)

1.20		Cash at beginning of quarter/year to date	96,871	96,871
1.21		Exchange rate adjustments to item 1.20	(114)	(114)

1.22		Cash at end of quarter	73,661	73,661

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter US$’000
1.23	Aggregate amount of payments to the parties included in item 1.2	137
1.24	Aggregate amount of loans to the parties included in item 1.10	NIL
1.25	Explanation necessary for an understanding of the transactions

	Item 1.23 includes cash payments for salaries and fees paid to directors during the quarter.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

+ See chapter 19 for defined terms.

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available* US$’000	Amount used US$’000
3.1	Loan facilities (Senior and Junior Credit Facility)	63,000	30,000
3.2	Credit standby arrangements	NIL	NIL

* As at the date of this report, the Company was finalising a re-determination of its borrowing base with Wells Fargo.  The borrowing base, which is primarily re-determined by Proved Reserves, is expected to increase significantly.

Estimated cash outflows for next quarter

		US$’000
4.1	Exploration and evaluation	(20,000)
4.2	Development	(90,000)
4.3	Production	(6,000)
4.4	Administration	(5,000)
	Total	(121,000)

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current quarter US$’000	Previous quarter US$’000
5.1	Cash on hand and at bank	73,661	96,871
5.2	Deposits at call
5.3	Bank overdraft
5.4	Other
	Total: cash at end of quarter (item 1.22)	73,661	96,871

+ See chapter 19 for defined terms.

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Non-Core DJ Basin	Reduced approximately 5,000 net acres due to lease expirations	9,800	4,800
6.2	Interests in mining tenements acquired or increased	Anadarko Basin	Purchase of approximately 300 net acres	45,900	46,200
		Eagle Ford Formation	Purchase of approximately 200 net acres	8,100	8,300

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	526,911,724	526,911,724

7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	63,738,056 Ordinary shares issued through capital raise	63,738,056 Ordinary shares issued through capital raise
7.5	+Convertible debt securities (description)

+ See chapter 19 for defined terms.

7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options (description and conversion factor)	5,051,666 options 1,704,307 RSUs*	Weighted Average Option Exercise Price - A$1.02	Weighted Average Remaining Option Term — 4.9 years
7.8	Issued during quarter	Nil options Nil RSUs*
7.9	Options exercised and RSUs* converted to ordinary shares during quarter	Nil options Nil RSUs*
7.10	Expired during quarter	Nil RSUs*
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

* RSUs - Restricted share units

+ See chapter 19 for defined terms.

Compliance statement

1                                                  This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 5).

2                                                  This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 29 April 2014

Chief Executive Officer
Print name:	Eric McCrady

Notes

1                                                  The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2                                                  The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3                                                  Issued and quoted securities: The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4                                                  The definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report.

5                                                 Accounting Standards ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.